Sun Life Financial announces offering of Senior Unsecured Debentures

TORONTO (February 21, 2007) - Sun Life Financial Inc. (TSX/NYSE:SLF) announced today that it intends to issue in Canada an additional $250 million principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due in 2036 pursuant to its medium term note program. The Company currently has outstanding $700 million principal amount of Series B Debentures. The offering is expected to close on February 26, 2007 and the proceeds will be used for general corporate purposes, including investments in subsidiaries.

Details of the offering will be set out in a pricing supplement that the Company intends to issue pursuant to its short form base shelf prospectus dated November 4, 2005 and its prospectus supplement dated June 22, 2006, which will be available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The Series B Debentures will be sold on a best efforts agency basis by a syndicate led by RBC Dominion Securities Inc.

The Series B Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2006, the Sun Life Financial group of companies had total assets under management of $436 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Kevin Strain
Senior Manager	Vice-President
External Communications & Corporate Affairs	Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com